SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2005

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
C.N.P.J. No 42.150.391/0001-70 - NIRE 29300006939
PUBLIC COMPANY

NOTICE OF CONVOCATION

ORDINARY AND EXTRAORDINARY SHAREHOLDERS MEETING

The shareholders of BRASKEM S.A. are hereby being invited to attend the Ordinary and Extraordinary Shareholders Meetings which are to be held concurrently on March 31, 2005, 10:30 a.m., at the Company’s headquarter at Rua Eteno, no. 1561, at the Petrochemical Pole, in the Municipality of Camaçari, in the State of Bahia, in order to deliberate about the following Agenda: ANNUAL SHAREHOLDERS MEETING - 01) To examine, discuss and vote the Management Report and the respective rendering of accounts by the Managers, as well as the Financial Statements containing Explanatory Notes regarding the fiscal year that ended on December 31, 2004; 02) Approval of the Capital Expenditure Budget justifying the proposal for the destination for the results attained by the Company; 03) Approval regarding the destination of the results of the fiscal year ending on December 31, 2004; 04) Election of the members of the Fiscal Council; II) EXTRAORDINARY SHAREHOLDERS MEETING – 01) Election of the members of the Board of Directors as arising from the resignations presented; 02) The determination of the overall annual compensation to be paid to the administrators; 03) The approval and the ratification of the appointment and the hiring by the management of the Company of the specialized company that shall be responsible for the elaboration of the evaluation report regarding Odebrecht Química S.A. (“Odequi”); 04) To examine, to discuss and to approve the documents regarding the merger operation of Odequi into the Company; 05) The approval of the merger of Odequi into the Company without a capital increase; 06) To approve the reverse stock split of the shares of the company at the rate of 250 shares of each category and class into 1 share of each category and class, and to deliberate about the manner to deal with the fractions of the shares that will result from the reverse split operation; 07) To approve the change to be made to article 4 and its first paragraph of the Company’s by-laws to express the change of the number of shares resulting from the reverse stock split; 08) To approve the stock split operation of the American Depositary Shares (“ADSs”) of the Company at the rate of 2 ADSs for each existing ADS.

Attention:

Taking into account the Health, Safety and Environmental Rules (SSMA) in effect at the headquarters of the Company, which have established the necessary directives to control the access and the circulation of individuals and vehicles in the internal and outside headquarter areas, all the shareholders, as well as their legal representatives are requested to be present for the aforementioned Meetings at least 30 minutes before hand, with the intent to insure compliance with the basic training instructions pertaining to SSMA, in effect at the Company, and which may be consulted on the site www.braskem.com.br.

Camaçari/BA, March 14, 2005

Pedro Augusto Ribeiro Novis
President of the Board of Directors

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2005

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer